# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enfusion, Inc., CIK 0001868912
CUSIP: 292812104
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 South Clark Street, Suite 750, Chicago, Illinois (IL), 60603
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001104659-23-074260
Filed by CIK 0001560793
Persons authorized to receive notices and communications: Andy Fleischman, 535 Madison Avenue, Floor 33, New York, New York (NY), 10022, (212) 682-4800

## Reporting persons
- FTV IV, L.P. (CIK 0001560793): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 31,297,606; sole dispositive power 0; shared dispositive power 31,297,606; aggregate amount beneficially owned 31,297,606 (24.34% of the class)
  Comment: The percent of class in Row (13) is calculated based on 128,570,838 shares of Class A Common Stock ("Class A Shares") issued and outstanding as of October 31, 2024 as reported in the Issuer's Current Report on Form 10-Q filed with the SEC on November 4, 2024.
- FTV Investment Holdings, L.P. (CIK 0001980071): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,142,857; sole dispositive power 0; shared dispositive power 1,142,857; aggregate amount beneficially owned 1,142,857 (0.89% of the class)
  Comment: The percent of class in Row (13) is calculated based on 128,570,838 Class A Shares issued and outstanding as of October 31, 2024 as reported in the Issuer's Current Report on Form 10-Q filed with the SEC on November 4, 2024.
- FTV Management IV, L.L.C. (CIK 0001911620): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 31,297,606; sole dispositive power 0; shared dispositive power 31,297,606; aggregate amount beneficially owned 31,297,606 (24.34% of the class)
  Comment: The percent of class in Row (13) is calculated based on 128,570,838 Class A Shares issued and outstanding as of October 31, 2024 as reported in the Issuer's Current Report on Form 10-Q filed with the SEC on November 4, 2024.
- FTV Management Company GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 32,440,463; sole dispositive power 0; shared dispositive power 32,440,463; aggregate amount beneficially owned 32,440,463 (25.23% of the class)
  Comment: The amount in Row (11) is comprised of 31,297,606 Class A Shares directly held by FTV IV, L.P. and 1,142,857 Class A Shares directly held by FTV Investment Holdings, L.P.
  
  The percent of class in Row (13) is calculated based on 128,570,838 Class A Shares issued and outstanding as of October 31, 2024 as reported in the Issuer's Current Report on Form 10-Q filed with the SEC on November 4, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: Enfusion, Inc.
Address of issuer's principal executive offices: 125 South Clark Street, Suite 750, Chicago, Illinois (IL), 60603
Comment:
EXPLANATORY STATEMENT

The following constitutes Amendment No. 1 ("Amendment No. 1") to the initial statement on Schedule 13D, filed on June 23, 2023 (the "Schedule 13D") by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following language:

The responses to Item 6 of this Statement are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 32,440,463 Common Shares, representing approximately 25.23% of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) As of the date hereof, the Reporting Persons have the shared power to vote and dispose of 32,440,463 Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following language:

On January 10, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Enfusion Ltd. LLC, a Delaware limited liability company and subsidiary of the Issuer (the "Operating Company"), Clearwater Analytics Holdings, Inc., a Delaware corporation ("Clearwater"), Poseidon Acquirer, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Clearwater ("Acquirer"), Poseidon Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Clearwater ("Merger Sub"), and Poseidon Merger Sub II, LLC, a Delaware limited liability company and an indirect subsidiary of Clearwater ("Merger Sub II").

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 3 and is incorporated by reference herein.

Support Agreements

In connection with entering into the Merger Agreement, on January 10, 2025, Clearwater entered into Support Agreements with Fund IV and Holdings, each a stockholder of the Company (collectively, the "Significant Stockholders", and such agreements, the "Support Agreements"). The Support Agreements generally require that the Significant Stockholders vote their Subject Shares (as defined in each Support Agreement), which represent, in the aggregate approximately 25.23% of the total voting power of the Company, in favor of the adoption of the Merger Agreement and against any competing acquisition proposals, and take certain other actions in furtherance of the transactions contemplated by the Merger Agreement, in each case, subject to the limitations set forth in each Support Agreement.

Subject to certain exceptions, the Support Agreements prohibit transfers by the Significant Stockholders of any of their Subject Shares prior to the termination of the Support Agreements and other actions that would impair their ability to fulfill their obligations under the Support Agreements.

The foregoing summary of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of the Support Agreements, respectively, filed as Exhibits 4 and 5 hereto and incorporated herein by reference.

Tax Receivable Agreement

Under the existing Tax Receivables Agreement, dated October 19, 2021, among Fund IV, CSL Tech Holdings, LLC, a Nevada limited liability company, ISP V-B EF LP, a Delaware limited partnership, ISP V Main Fund EF LLC, a Delaware limited liability company (collectively, the "TRA Amendment Parties"), and each of the other persons from time to time party thereto (together with the TRA Amendment Parties, the "TRA Holders" and such agreement, the "TRA"), the Company and the Operating Company, the TRA Holders are entitled to receive 85% of the benefits, if any, that the Company actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of certain transactions, including the Mergers. In connection with entering into the Merger Agreement, on January 10, 2025, the Company, the Operating Company and the TRA Amendment Parties entered into Amendment No. 1 to the Tax Receivable Agreement (the "TRA Amendment"), pursuant to which, among other things, at the Effective Time, the TRA will automatically terminate and the Company will pay an aggregate of $30 million to the TRA Payment Recipients (as defined in the TRA). In the event the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Mergers, the TRA Amendment will be void and have no further force and effect.

The foregoing description of the TRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA Amendment, a copy of which is filed as Exhibit 6 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following language:

Exhibit 3 Agreement and Plan of Merger, dated as of January 10, 2025, by and among Enfusion, Inc., Enfusion Ltd. LLC, Clearwater Analytics Holdings, Poseidon Acquirer, Inc., Poseidon Merger Sub I and Poseidon Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on January 13, 2025)*. (https://www.sec.gov/ix?doc=/Archives/edgar/data/1868912/000110465925002843/tm251420d1_8k.htm)

Exhibit 4 Support Agreement, dated as of January 10, 2025, by and among Clearwater Analytics Holdings, Inc. and FTV IV, L.P. (Filed herewith.)

Exhibit 5 Support Agreement, dated as of January 10, 2025, by and among Clearwater Analytics Holdings, Inc. and FTV Investment Holdings, L.P. (Filed herewith.)

Exhibit 6 Amendment No. 1 to Tax Receivable Agreement, dated as of January 10, 2025, by and among Enfusion, Inc. and the persons identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 13, 2025)*. (https://www.sec.gov/ix?doc=/Archives/edgar/data/1868912/000110465925002843/tm251420d1_8k.htm)

*All schedules to the Merger Agreement and Tax Receivable Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

## Signatures
- FTV IV, L.P.: /s/ Matthew Campobasso, Matthew Campobasso/Attorney-in-Fact (01/14/2025)
- FTV Investment Holdings, L.P.: /s/ Matthew Campobasso, Matthew Campobasso/Attorney-in-Fact (01/14/2025)
- FTV Management IV, L.L.C.: /s/ Andy Fleischman, Andy Fleischman/Managing Member (01/14/2025)
- FTV Management Company GP, L.L.C.: /s/ Andy Fleischman, Andy Fleischman/Managing Member (01/14/2025)